Fredrikson & Byron, P.A.

200 South Sixth Street, Suite 4000

Minneapolis, MN 55402

www.fredlaw.com

Direct: (612) 492-7067

Main: (612) 492-7000

Fax: (612) 492-7077

Email: rranum@fredlaw.com

January 17, 2012

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attn:       Amanda Ravitz, Assistant Director

Re:	Kips Bay Medical, Inc.
Registration Statement on Form S-1
Filed November 16, 2011
File No. 333-178019

Ladies and Gentlemen:

On behalf of Kips Bay Medical, Inc. (the “Company”), this letter is submitted in response to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated January 6, 2012 regarding the Company’s above-referenced Registration Statement on Form S-1 (File No. 333-178019) (the “Registration Statement”) filed under the Securities Act of 1933 (the “Securities Act”).  We appreciated the opportunity to discuss the comment with the Staff in our conference call on Monday, January 9, 2012.  Our response to the comment is set forth below.  For the convenience of the Staff, the comment is restated in bold and italics prior to the response to such comment.  All defined terms used in this letter have the same meaning as in the Registration Statement, unless otherwise indicated.

1.              We note your response to prior comment 1.  In view of the large number of shares offered by the selling stockholder in relation to the number of outstanding shares of common stock held by non-affiliates of the Company, we view the transaction to be a primary offering.  Accordingly, you must reduce the size of the offering or it cannot proceed on an at-the-market basis.  If you do not reduce the size of the offering, you must set a fixed price for the shares to be offered.

The Company respectfully submits that the ratio of shares offered to outstanding shares held by non-affiliates is only a single factor considered in determining whether the offering is viewed as a primary offering done on behalf of the issuer or as an indirect primary offering.  The Company’s history and resulting unusual ownership structure, and other factors offering protection for non-affiliated shareholders, should be given equal consideration.

Non-affiliate ratio results from financing history and should not cause concern

The Company was founded in May 2007 by Manny Villafaña, a well-known medical device entrepreneur who is currently the Company’s Chairman and Chief Executive Officer.  In connection with its formation, the Company issued 5,400,000 shares to Mr. Villafaña.  As the economy fell into recession in 2008 and raising capital became more difficult, the Company was fortunate to have the support of Nasser Kazeminy, an experienced individual investor, who formed Kips Bay Investments, LLC (“KBI”), and made repeated investments in the Company through KBI.  In a series of transactions between July 2007 and February 2010, the Company issued 6,789,056 shares to KBI.

When the Company began preparations for its initial public offering in January 2010, Mr. Villafaña and KBI owned approximately 90% of the Company’s outstanding shares.  The Company and its underwriters recognized the importance of selling a number of shares in the IPO sufficient to create a liquid trading market and originally planned to offer approximately 5,000,000 shares at a price of $10 per share for gross proceeds of $50 million.  When the IPO was completed as one of the few IPOs in 2011, the Company and its underwriters were able to sell only 2,062,500 shares for gross proceeds of $16,500,000.

As of January 1, 2012, the Company has 16,245,579 shares of common stock outstanding.  Of those 16,245,579 shares, 5,481,397 shares (or 33.7%) are held by Manny Villafaña, and 6,791,956 shares (or 41.8%) are held by KBI.  (Note that KBI purchased an additional 2,900 shares on the open market subsequent to the Company’s IPO)  Consequently, the percentage of outstanding shares held by non-affiliates (23.5% of outstanding shares) is unusually low for a public entity.  Thus, while a high ratio of shares offered to outstanding shares held by non-affiliates may be an indicia of concern in many cases, it exists here as a result of the best efforts of the founders to build the Company in a difficult economic environment.  Accordingly, in the present situation, while the shares registered for resale (3,164,357) represent a large percentage of the shares held by non-affiliates (83.0%), those shares, in fact, represent a significantly smaller portion of the outstanding shares (19.5%) than in many equity line transactions in which the registered shares represent less than one-third of the non-affiliate float.

Other factors offer protection for nonaffiliated shareholders

The Company respectfully submits that the relationship of the registered shares to the non-affiliate float should not be dispositive in the present situation.  Rather, the Company believes that the unique level of ownership at the Company, the significantly lower relationship of the registered shares to the total number of shares outstanding and the other factors typically reviewed by the Staff in connection with equity line financings should be given significance in considering whether the offering should be allowed to proceed as an indirect primary offering, including those identified in Compliance and Disclosure Interpretations (“C&DI”) 139.13 and 612.09.  In our letter to the Staff dated December 19, 2011, we reviewed each of these factors and we refer you to that letter for a more complete discussion of all the factors set forth in the C&DIs cited above.  Here we would like to emphasize only particular factors that are important because of facts unique to this transaction.

Unlike most equity line financings, the Purchase Agreement includes a purchase price floor that will limit the amount of dilution to existing shareholders by setting objective parameters regarding when the Company can put shares to the investor.  On October 24, 2011, the Company entered into the Purchase Agreement with Aspire Capital Fund, LLC (“Aspire”), which provides that Aspire is committed to purchase up to an aggregate of $20.0 million of the Company’s shares of common stock over the approximately 36-month term of the Purchase Agreement.  Under the Purchase Agreement, the Company may, in its sole discretion, put shares to Aspire at a price tied directly to the market price of the Company’s common stock, provided that the Company and Aspire shall not effect any sales under the Purchase Agreement on a date where the closing sale price of the Company’s common stock is less than $1.00 per share.  This provision protects against excessive dilution to the non-affiliated shareholders of the Company by preventing the issuance of shares at very low prices.  Accordingly, the dilutive effect of shares registered in this transaction on non-affiliated shareholders is less than in many other indirect primary offerings that are limited to one-third of the non-affiliate float.

Another feature of the Purchase Agreement that sets this transaction apart from most equity line transactions is the timing of calculation of the purchase price.  While most equity line transactions permit “forward pricing” (i.e., calculation of the purchase price with reference to market prices after the seller gives notice of a put to the purchaser), the Purchase Agreement calculates the price with reference to market prices on or before the date of notice and the number of shares which the Company may put to Aspire is not tied to or determined by daily trading volumes.  In the case of a VWAP Purchase Notice, a higher minimum purchase price may be set by the Company and stated in each such notice.  In addition, also unlike most equity line transactions, the Purchase Agreement prohibits Aspire from engaging in any direct or indirect short selling or hedging of the Company’s common stock.  By including provisions that allow the Company to know or set the purchase price for each put prior to such transaction, and prohibiting Aspire from engaging in any short or hedging transactions with regard to those shares, the Purchase Agreement requires that Aspire assume investment risk with respect to the purchased shares and aligns Aspire’s economic interests with those of the non-affiliated shareholders.

We also believe the nature of the parties to this transaction, the lack of any prior relationship between them and the structure of the Purchase Agreement support the conclusion that Aspire is not acting as a mere conduit for the Company in selling the shares.  Aspire is an institutional investor that had no relationship with the Company and owned no shares of the Company prior to entering into the Purchase Agreement on October 24, 2011.  It is not in the business of underwriting securities and is not a registered broker-dealer.  Aspire and its principals have a long history of entering into equity line transactions that are similar to the transaction it has entered into with the Company and a history of maintaining ownership interest in the companies with which it engages in those transactions.  The Company entered into the Purchase Agreement with Aspire on an arms length basis on terms that obligate Aspire to purchase the Company’s shares as principal at prices determined by formulas tied to the market.  The Company disclosed the Purchase Agreement as a material contract on a Form 8-K filed with the SEC on October 25, 2011.  Thus, Aspire was irrevocably bound to purchase the Company’s securities before the registration statement was filed on November 16, 2011.

We respectfully submit that the large percentage of shares held by the Company’s insiders is due to economic circumstances outside the Company’s control and does not suggest that the proposed offering presents a greater risk to the non-affiliated shareholders than if that percentage were lower.  In this regard, we note that the high ownership levels by management align their interests closely with Aspire and other non-affiliated shareholders because of the desire of all parties for stability and growth in the Company’s stock price.  In addition, we believe that other aspects of this transaction, including the floor price in the Purchase Agreement, the manner of calculation of the purchase price and the lack of any prior relationship between the Company and Aspire, align Aspire’s economic interests with those of the non-affiliated shareholders and offer protection for the Company’s nonaffiliated shareholders.  Based on these facts and circumstances, the Company respectfully submits that the sale of securities registered in the Registration Statement may be made on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) and the Staff’s interpretation in C&DI 139.13.

We appreciate the Staff’s comment and request the Staff contact me at (612) 492-7067 with any questions or comments regarding this letter.

Very truly yours,

/s/ Robert K. Ranum
Robert K. Ranum

cc:                                 Manny Villafaña

Scott Kellen

Kips Bay Medical, Inc.

Ray Be, Office of Chief Counsel

Mary Beth Breslin, Staff Attorney

Securities and Exchange Commission